UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission File Number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Potlatch Salaried 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potlatch Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

Report of Independent Registered Public

Accounting Firm and Financial Statements

with Supplemental Information for

Potlatch Salaried 401(k) Plan

December 31, 2016 and 2015

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9
SIGNATURE	10
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Potlatch Salaried 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Potlatch Salaried 401(k) Plan (Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Spokane, Washington

June 28, 2017

Potlatch Salaried 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2016	2015
Participant directed investments at fair value
Registered investment company funds:
Vanguard Institutional Index Fund	$10,064,294	$9,674,282
T. Rowe Price Target Date Retirement Funds (2005 - 2060)	8,379,945	6,977,730
Vanguard Total Bond Market Index Fund	8,180,057	7,989,640
Vanguard Total International Stock Index Fund Institutional Class	6,089,222	6,065,228
Vanguard Extended Market Index Fund Institutional Shares	4,558,770	3,909,945
Dodge & Cox Stock Fund	3,571,241	3,081,075
Loomis Sayles Core Plus Bond Fund	2,996,266	2,666,289
Mainstay Large Cap Growth Fund	2,945,808	3,454,007
AB Discovery Value Z	1,366,934	—
Dodge & Cox International Fund	862,999	804,107
Neuberger and Berman High Income Bond Fund	327,425	170,342
T. Rowe Price Emerging Market Stock Fund	300,833	499,147
Principal Diversified Real Asset Fund	14,897	11,651
Artisan Mid-Cap Value Fund	—	1,128,061
Artisan Mid-Cap Fund Institutional	—	1,121,319
Artisan International Fund Institutional	—	1,092,426
Timesquare Mid-Cap Growth Fund	—	1,041,999
Conestoga Small Cap Fund	—	723,460
T. Rowe Price Retirement Balance Fund	—	136,294
Total registered investment company funds:	49,658,691	50,547,002

Collective investment funds:
Wells Fargo Stable Return Fund	11,585,839	11,265,878
Delaware SMID Cap Growth Trust	2,832,290	—
Artisan International Growth Trust	821,344	—
Total collective investment funds:	15,239,473	11,265,878

Common stock: Potlatch Stock Fund	7,112,092	6,102,033
Total participant directed investments at fair value	72,010,256	67,914,913

Notes receivable from participants	409,469	526,614
Participant contribution receivable	75,526	59,874
Employer contribution receivable	22,706	76,958
Net assets available for benefit, at fair value	$72,517,957	$68,578,359

The accompanying notes are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
Investment income (loss):
Interest income	$1	$153,007
Dividend income	2,067,180	2,494,405
Net appreciation (depreciation) of fair value of investments	5,078,201	(4,663,359)
Investment income (loss)	7,145,382	(2,015,947)
Interest income on notes receivable from participants	15,040	17,614
Contributions:
Participant	2,540,657	2,374,501
Employer	1,111,007	1,260,537
Total contributions	3,651,664	3,635,038
Less distributions and fees:
Distributions to participating employees	(6,795,357)	(8,354,110)
Loan and administrative fees	(77,131)	(84,295)
Total distributions and fees	(6,872,488)	(8,438,405)
Net increase (decrease)	3,939,598	(6,801,700)
Net assets available for benefits:
Beginning of year	68,578,359	75,380,059
End of year	$72,517,957	$68,578,359

The accompanying notes are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan

Notes to Financial Statements

Note 1: Description of Plan

The following description of the Potlatch (Company) Salaried 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary Plan description for the appropriate participating unit for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is administered by the Potlatch Benefits Committee. Effective January 1, 2016, plan assets were transferred to Great-West Trust Company, LLC (DBA Empower Retirement), serving as the Trustee and record keeper. Previously, Mercer Trust Company and Mercer HR Services (collectively Mercer) served as the Trustee and record keeper, respectively.

Eligibility and contributions – All employees become Eligible Participants when they first perform duties for which they are paid or entitled to earnings. Prior to December 1, 2016, all Non-Regular (part-time) Salaried Employees became Eligible Participants after completing 1,000 hours of service in any period of twelve (12) consecutive months or the date they became a Regular Employee.

The Plan provides that each eligible salaried participant may elect a deferred contribution up to 80% of his or her monthly earnings on a pre-tax or after-tax basis. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Salaried Employees hired by the Company are automatically enrolled in the Plan at a 6% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 15% unless the participant elects otherwise. Prior to December 1, 2016, employees were automatically enrolled at 3% with an automatic deferral increase that stopped when the percentage reached 6%.

The Company makes matching contributions to the Plan equal to 70% of such participant contributions, up to 6% of eligible compensation, although the Company may approve a higher or lower rate in the future.

For employees hired between January 1, 2011 and June 1, 2015, the Company makes a non-elective base contribution of 3% of their eligible compensation, in addition to the matching contribution. The benefit vests on the same schedule as his or her employer matching account as described below. The Plan was amended to remove this non-elective contribution effective June 1, 2015 for newly hired employees.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices. Quarterly, participant accounts are charged a fixed fee for administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options - Participants may direct their account balance in whole percentage increments into the investment options offered under the Plan. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to, but not exceeding, the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participant's direction.

Vesting - A participant's interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant's interest in his or her matching account and non-elective base contribution account becomes vested based on the participant's years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 2	0%
2 or more	100%

A participant's interest in his or her matching account and non-elective base contribution account becomes 100% vested if the Plan terminates, if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account and non-elective base contribution account not vested will be forfeited when the participant's employment terminates.

Forfeitures - As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants re-hired during the year may be credited against matching contributions for the following year or used to pay Plan expenses. Participant forfeitures and gains for the years ended December 31, 2016 and 2015 totaled $34,472 and $34,689, respectively. Forfeitures can accumulate year to year. Forfeitures that were used to offset company matching contributions for the years ended December 31, 2016 and 2015 totaled $44,340 and $0, respectively. Participant forfeitures outstanding for the years ended December 31, 2016 and 2015 totaled $26,110 and $35,978, respectively.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The repayment period may be no more than five years unless the loan is for a primary residence, in which case it may be no more than 15 years. The loans are secured by the balance in the participant's account and bear a fixed rate of interest, which is determined by the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Participant loans bear a fixed interest rate equal to the U.S. prime rate at loan origination. Interest rates on outstanding loans range between 3.25% and 3.50% and mature at various times through November 2021.

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant's account will be automatically rolled over to an IRA unless they elect otherwise.

•

If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants in the Salaried 401(k) Plan and subsequently become participants in the Hourly 401(k) Plan, or vice versa, are not required to roll their account balances into the applicable Plan. Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant's right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing qualified domestic relations orders are paid by the participant.

Party in interest and related party transactions - Certain Plan investments are managed by Advised Assets Group, LLC. These transactions and transactions within the Common Stock Fund are considered party in interest transactions.

Note 2: Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes herein. Actual results could differ from those estimates and assumptions.

Investment valuation - Investments in shares of the stock funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in the collective investment fund are stated at their respective net asset value and are fully redeemable in the near term.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Income recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement.

Subsequent events - The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued.

Note 3: Investments

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Following is a description of the valuation methodologies used for assets measured at fair value:

•

Registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

•

The collective investment funds, which are stable return funds and collective trusts, are composed primarily of fully benefit-responsive investment contracts that are revalued using the net asset value (NAV), an estimate of fair value. This NAV would not be used if it was determined to be probable that the Plan would sell the investment for an amount different from the reported net asset value or the respective investment was not fully redeemable in the near term. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

•	Common stock is valued at the closing price reported on the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides additional information for the Plan’s investment that calculate net asset value per share (or its equivalent) as of December 31:

	Fair Value		Redemption Frequency	Redemption Notice	Redemption Restriction
	2016	2015
Wells Fargo Stable Return Fund	$11,585,839	$11,265,878	Daily	N/A	N/A
Delaware SMID Cap Growth Trust	$2,832,290	$—	Daily	N/A	N/A
Artisan International Growth Trust	$821,344	$—	Daily	N/A	N/A

The following table sets forth the Plan's assets at fair value, by level, within the fair value hierarchy:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Total registered investment company funds	$49,658,691	$—	$—	$49,658,691
Total common stocks	7,112,092	—	—	7,112,092
Collective investment funds	15,239,473	—	—	15,239,473
Total assets at fair value	$72,010,256	$—	$—	$72,010,256

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Total registered investment company funds	$50,547,002	$—	$—	$50,547,002
Total common stocks	6,102,033	—	—	6,102,033
Collective investment funds	11,265,878	—	—	11,265,878
Total assets at fair value	$67,914,913	$—	$—	$67,914,913

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2016 and 2015, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 4: Investment Risk

The Plan invests in various investment securities. The underlying investments of such funds, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 5: Plan Termination

Although the Company expects to continue the Plan indefinitely, in as much as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6: Tax Status

The plan document is a prototype standardized defined contribution plan that received a favorable opinion letter from the Internal Revenue Service on March 31, 2014 which stated that the plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Trustees believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan’s tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7: Reconciliation of Financial Statements to the Form 5500

There were no differences between the net assets available for benefits per the financial statements and the Form 5500 at December 31, 2016 or 2015.

There were no differences between the net increase in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2016. The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

2015
Net increase (decrease) in net assets available for benefits per the financial statements	$(6,801,700)
Reporting difference between financial statements and Form 5500 relate to valuation of collective investment funds	(215,471)
Total net income (loss) per Form 5500	$(7,017,171)

Potlatch Salaried 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045

Plan Number:         105

	(b)	(c)	December 31, 2016
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares in registered investment company funds:
	Vanguard Funds	Vanguard Institutional Index Fund	**	$10,064,294
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	8,180,057
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	6,089,222
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	4,558,770
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	3,571,241
	Loomis Sayles Funds	Loomis Sayles Core Plus Bond Fund	**	2,996,266
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	2,945,808
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	2,081,882
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	1,522,027
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	1,430,301
	AB Discovery Funds	AB Discovery Value Z	**	1,366,934
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	1,019,501
	Dodge & Cox Funds	Dodge & Cox International Fund	**	862,999
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	663,048
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	550,405
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	458,915
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	423,068
	Neuberger & Berman Funds	Neuberger and Berman High Income Bond Fund	**	327,425
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	300,833
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	152,837
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	**	35,640
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	34,523
	Principal Funds	Principal Diversified Real Asset Fund	**	14,897
	T. Rowe Price Funds	T. Rowe Price Retirement 2060 Fund	**	7,798
	Collective investment fund:
	Wells Fargo Funds	Wells Fargo Stable Return Fund	**	11,585,839
	Delaware Funds	Delaware SMID Cap Growth Trust	**	2,832,290
	Artisan Funds	Artisan International Growth Trust	**	821,344
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	**	7,112,092
*	Plan participant loans	Participant loans with interest rate of 3.25% to 3.50% that mature through November 2021.		409,469
				$72,419,725

*Represents a party in interest at December 31, 2016.

**The cost of participant-directed investments is not required to be disclosed.

Potlatch Salaried 401(k) Plan

Signatures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Salaried 401(k) Plan

By	/s/ Stephanie A. Brady
Stephanie A. Brady,
Principal Accounting Officer
On behalf of the administrator

Date: June 28, 2017